Mail stop 03-05

      June 17, 2005

Via Fax & U.S. Mail

Mr. Daniel R. Lee
Chairman and Chief Executive Officer
Pinnacle Entertainment, Inc.
3800 Howard Hughes Parkway
Las Vegas, NV 89109

Re:	Pinnacle Entertainment, Inc. (the "Company")
      Form 10-K for the year ended December 31, 2004
      File No. 1-13641
	Filed March 16, 2005

Dear Mr. Lee:

      We have reviewed your response letter dated May 24, 2005 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2004

Note 8 - Lease Obligations, page 72
1. It is our understanding based on our conversation with you on June
15, 2005 that management, in conjunction with Deloitte, expects to under take a review of company accounting policies with respect to allocation of lease expense during a construction period. Please provide a summary of your new accounting policy and when you anticipate implementation of the new policy. It is our understanding that your properties in Missouri would be impacted by the implementation of a new policy.
2. Please quantify the income statement impact to future periods if you had capitalized lease expense for L`Auberge. In this regard, we would anticipate a difference in future periods for amounts treated as depreciation expense rather than lease expense. As part of your analysis, also provide your assessment of when possession and control effectively passed to you for the L`Auberge property. We have read your Ground Lease Agreement related to L`Auberge and it would appear that control passed to you early in the project due to the following factors:
* The lease was with the state of Louisiana;
* the lease agreement states that you (the tenant) have "obtained all licenses, permits and approvals form the Louisiana Riverboat Gaming
Commission" and other applicable state regulators necessary to operate a casino on such property;
* and the state of Louisiana had a vested interest in ensuring the success of the project due to the creation of employment opportunities in the state.
For guidance in preparing your analysis, refer to EITF 01-8.
3. In future filings, please provide disclosure of events that could cause you to surrender the L`Auberge property to the lessor under the terms stipulated in the Ground Lease Agreement. As applicable, you should provide any necessary disclosures for any other properties you have under similar development arrangements. Provide your intended disclosure.

* * * * *

      Please file your response to our comments via EDGAR within
10
business days from the date of this letter. Please understand that we may have additional comments after reviewing your response. You may contact Tracie Northan at 202-551-3311 or me at 202-551-3812 if you have any questions on our comments.


      Sincerely,



      Michael Fay
      Branch Chief Accountant

Via facsimile:  Stephen H. Capp, CFO
		(702) 784-7778